BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS), further to the Announcement to the Market published on April 23, 2020, communicates to its shareholders and to the market in general that the agreement (the “Agreement”) to settle the putative securities class action captioned In re BRF S.A. Securities Litigation, 18-cv-2213 (PKC), filed against the Company and certain executives, has been approved by the United States District Court for the Southern District of New York.

Under the Agreement, BRF has paid US$40 million to resolve all pending and prospective claims by individuals or entities who purchased or otherwise acquired BRF’s American Depositary Receipts (“ADRs”) between April 4, 2013 and March 5, 2018, as previously disclosed.

The Agreement does not constitute any admission of liability or wrongdoing by BRF or its executives. The Agreement expressly provides that BRF denies any misconduct or that any plaintiff has suffered any damages or was harmed by any conduct alleged in this action.

São Paulo, October 23, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.